August 14, 2024

Nancy Buese
Chief Financial Officer
Baker Hughes Company
575 N. Dairy Ashford Rd., Suite 100
Houston, TX 77079

       Re: Baker Hughes Company
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Response dated August 2, 2024
           File No. 001-38143
Dear Nancy Buese:

       We have reviewed your August 2, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 23, 2024 letter.

Form 10-K for the Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Fiscal Year 2023 to Fiscal Year 2022, page 37

1. In your response to prior comment 2 you state that the company intends to provide additional information on the nature and classification of material, recurring charges such as those reflected as Corporate expenses to further clarify how the discussion on the results of operations is reflected within the face of the income statement. Please revise to ensure your discussion of segment results focuses only on items included within the segment profit (loss) measure, and does not include items that are presented in your ASC
       280 reconciliation that are not attributed to the segments. In this regard, we note that
       Corporate expenses is not a line item on your Statements of Income
(Loss).
 August 14, 2024
Page 2
Guarantor Information, page 43

2. We note your response to prior comment 3 that the company has no subsidiaries the obligations of which it guarantees that are subject to Section 13(a) or
Section 15(d) of the
       Securities Exchange Act of 1934, as amended. Please further explain how you arrived at this conclusion. In this regard, we note previous disclosures by Baker Hughes Holdings
       LLC that the 5.125% Senior Notes due 2040 (the "Notes") were registered on an exchange, including the Form 8-A12B filed on June 27 2017 related to the listing of the Notes on the NYSE, Form 8-K12B filed July 7, 2017 disclosure that the Notes are listed on the NYSE, which was subsequently changed to the Nasdaq as indicated in the
       Certification filed December 6, 2021, and the cover page for previous Forms 10-K and
       10-Q of Baker Hughes Holdings LLC disclosing that the Notes were registered on the
       Nasdaq.

       Please contact Joyce Sweeney at 202-551-3449 or Christine Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Fernando Contreras